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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             The MicroCap Fund, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                     594949  0
                                  -------------
                                 (CUSIP Number)

                              Jacqueline K. Levings
                                250 N. Rock Road
                                    Suite 250
                               Wichita, KS  67206
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 21, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b) (3) or (4), check the following box:  /    /
                                                                        -----











                                Page 1 of 6 Pages

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                                  SCHEDULE 13D

CUSIP No. 594949 0                                             Page 2 of 6 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert L. Priddy

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a)  /   /
                                                                           ----
                                                                      (b)  / X /
                                                                           ----
3)   SEC USE ONLY

4)   SOURCE OF FUNDS

          PF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                     (e)  /   /
                                                                           ----
6)   CITIZENSHIP OR PLACE OR ORGANIZATION

          United States

                                   7) SOLE VOTING POWER
                                      112,500

     NUMBER OF                     8) SHARED VOTING POWER
     SHARES                             4,000
     BENEFICIALLY                  9) SOLE DISPOSITIVE POWER
     OWNED BY EACH                    112,500
     REPORTING
     PERSON WITH                  10) SHARED DISPOSITIVE POWER
                                        4,000

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          116,500

12)  CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDED CERTAIN SHARES     /   /
                                                                           ----
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.6%

14)  TYPE OF REPORTING PERSON

          IN

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Schedule 13D

Item 1.   Security and Issuer

     A.   Name and Address of Issuer:

               The MicroCap Fund, Inc.
               733 Third Avenue, 11th Floor
               New York, New York  10017



     B.   Title of Class of Securities:

               Common Stock, $0.01 par value



Item 2.   Identity and Background

     A.   Name of Person Filing:

               Robert L. Priddy, an individual



     B.   State of Incorporation

               Not Applicable



     C.   Address:

               1800 Phoenix Blvd., Suite 126
               Atlanta, GA  30349



     D.   Convicted in Criminal Proceeding (if so, give details)

               Not Applicable



     E. Subject to injunction enjoining future violations of the Securities laws (if so, give details)

               Not Applicable

Item 3.   Source and Amount of Funds or Other Consideration

               Personal Funds in the amount of $834,391 were used to purchase the shares represented by this filing.


Item 4.   Purpose of Transaction

               The Reporting Person acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment.

               The Reporting Person believes that the Company should take action to increase the annualized rate of return on its investments and decrease the management's expense ratio. For example, the management expense ratio for the month of August 1995 was 9% of the closed-end funds investment assets, exclusive of cash on deposit. The Reporting Person believes that the Company should invest more of the cash on deposit which it currently controls in order to increase the rate of return on the investments, thereby decreasing the management expense ratio. In the event this cannot be accomplished, the Reporting Person believes the fund should be converted to an open-end fund so that the existing shareholders have the opportunity to receive the full value of their investment. The Reporting Person intends to communicate directly with the Company's Board of Directors to discuss methods in which the aforementioned can be accomplished.

               The Reporting Person intends to communicate directly with other significant investors of the Company regarding methods in which shareholder value can be increased. These discussions may lead to the Reporting Person taking additional actions in order to accomplish this goal.

               The Reporting Person may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by him. The Reporting Person may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

               Except as disclosed in this Item 4, the Reporting Person has no current plans or proposals which relate to or would result in any of the events

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               described in Items (a) through (j) of the instructions of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     A.   Amount Beneficially Owned and Percent of Class:

               116,500 Shares
               5.6%



     B.   Number of shares to which such person has:

          (i)  sole power to vote or to direct the vote:

                    112,500 Shares



          (ii) shared power to vote or to direct the vote:

                    4,000 Shares



          (iii) sole power to dispose or to direct the disposition of:

                    112,500 Shares

          (iv) shared power to dispose or to direct the disposition of:

                    4,000 Shares



     C. Description of any transactions effected during past 60 days. The following open market purchases were made:

               12-14-95       12,500 shares at $5.50 per share
               12-21-95       10,000 shares at $5.50 per share
               01-02-96        9,000 shares at $5.50 per share

     D.   Power to Direct the Receipt of Dividends other than Reporting Person.

                    Not Applicable

     E.   Date Reporting Person Ceased to be 5% Beneficial Owner.

                    Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

               Not Applicable



Item 7.   Material to be Filed as Exhibits:

               Not Applicable





                                   SIGNATURES



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:


                                January 16, 1996
                              -------------------------------------
                              (Date)


                              -------------------------------------
                              (Signature)


                              Robert L. Priddy
                              -------------------------------------
                              (Name)